

August 19, 2014

<u>Via E-Mail</u>
Yan Tang, CEO
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 30, 2014**
> **CIK No. 0001610601**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 10, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary</u>

<u>Summary Operating Data, page 10</u>

1.   In this section, you define "members" as Momo users who have paid subscription fees for membership services. We note, however, that elsewhere in the prospectus, such as the first bullet point on page 12 and the risk factor on page 13, you refer to both members and paying users. Where appropriate, please clarify the difference between members and paying users. Also, revise the disclosure on page 1 added in response to prior comment 6 to clarify, if true, that the "members" referred to are paying users.

Use of Proceeds, page 44

2.   Regarding your response to prior comment 13, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. In this regard, we note on page 85 you describe your growth strategies but do not indicate if these will be funded with offering proceeds.

Underwriting, page 154

3.   We note the added language in the second full paragraph on page 156 regarding FINRA Rule 5131(d). Please further revise to disclose the obligations of the book-running lead manager in announcing the release of shares through a major news service.

Note 14. Commitments, page F-37

4.   We note your response to prior comment 43. Please tell us your consideration of disclosing your conclusion regarding material contingencies.

Exhibit Index

Exhibit 10.2

5.   We note that this exhibit and Exhibit 10.3 are both missing Exhibits B – H. Please file complete copies of both agreements or advise why it is appropriate to omit the missing exhibits.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP